UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER: 1-15345
                                                       CUSIP NUMBER: 36317Q-10-4

(Check One):     [ ] Form 10-K    [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-D

[X] Form 10-Q    [ ] Form N-SAR   [ ] Form N-CSR

For Period Ended:    December 31, 2005
                     -----------------

         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                          --------------------------------------

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    Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GALAXY NUTRITIONAL FOODS, INC.
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Full Name of Registrant


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Former Name if Applicable


2441 VISCOUNT ROW
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Address of Principal Executive Office (Street and Number)

ORLANDO, FLORIDA 32809
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City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate): [X]

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Galaxy Nutritional Foods, Inc. (the "Company") is in the process of incorporating material changes related to the sale of substantially all of its manufacturing equipment, the costs of disposal from the outsourcing of its manufacturing operations, and a reserve on a stockholder note receivable.

      The Company expects that all changes will be reviewed and incorporated in the Form 10-Q that will be completed and filed on or before the fifth
      (5th) calendar day following the prescribed due date of the Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       Salvatore J. Furnari          (407)                855-5500
       --------------------        ---------          ----------------
             (Name)               (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.

      Income (Loss) from operations for the three and nine months ended December 31, 2005 have changed significantly and are expected to be reported as follows:

                                      3-Months Ended December 31, 2005                   9-Months Ended December 31, 2005
                               -----------------------------------------------    ------------------------------------------------
                                                           $            %                                       $           %
                                   2005        2004      Change       Change          2005        2004        Change      Change
                               ----------- ----------- ------------ ----------    ------------ ----------- ------------ ----------
Income (Loss) from Operations  (11,084,113)  (265,845) (10,818,268)   4069.4%     (21,390,567)   (823,379) (20,567,188)   2497.9%
                               =========== =========== ============ ==========    ============ =========== ============ ==========

NET INCOME (LOSS)              (11,688,074)(1,015,473) (10,672,601)   1051.0%     (22,248,326) (1,313,993) (20,934,333)   1593.2%
                               =========== =========== ============ ==========    ============ =========== ============ ==========

      In June 1999, in connection with an amended and restated employment agreement for Mr. Angelo Morini, the Company consolidated two full recourse notes receivable ($1,200,000 from November 1994 and $11,572,200 from October 1995) related to the exercise of 2,914,286 shares of the Company's common stock into a single note receivable in the amount of $12,772,200 (approximately $4.38 per common share) that is due on June 15, 2006. This single consolidated note is non-interest bearing and non-recourse and is secured by the 2,914,286 underlying shares of the Company's common stock. The Company reserved $9,129,343 against this note receivable in the Statement of Operations in the third quarter of fiscal 2006 under the assumption that it will not be able to collect proceeds in excess of the $3,642,857 value of the underlying collateral shares. The value of the underlying collateral shares was computed using the market price of the Company's common stock on December 31, 2005 of $1.25 multiplied by the 2,914,286 shares. Although this reserve resulted in a material loss to the Company's operations, it does not have any affect on the balance sheet since the $12,772,200 loan amount was already shown as a reduction to Stockholders' Equity.

      In connection with the sale of substantially all of its manufacturing and production equipment and outsourcing arrangements with Schreiber Foods, Inc., the Company recorded an impairment of property and equipment of $7,896,554 in order to reflect a net fair value of its equipment in June 2005 that is reflected in the Statement of Operations in the nine months ended December 31, 2005. Additionally, the Company incurred and reported $728,352 and $1,482,919 as Costs of Disposal Activities in the Statement of Operations for the three and nine months ended December 31, 2005.

      On December 8, 2005, the Company completed the sale of its assets to Schreiber Foods, Inc. This sale was approved by the Company's stockholders at a Special Meeting held on December 5, 2005. The $8,700,000 in proceeds was used to pay $1,319,583 for tangible personal property taxes due primarily on the sold assets and $7,374,299 to Beltway Capital Partners LLC (successor by assignment of Wachovia Bank, N.A.) for the termination of the Company's term loan. The remaining proceeds balance of $6,118 was used to reduce the Company's asset-based line of credit from Textron Financial Corporation. In connection with the sale, the Company reduced its fixed assets by approximately $8.8 million.

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                         GALAXY NUTRITIONAL FOODS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 15, 2006                            By: /s/ Salvatore J. Furnari
       -----------------                                ------------------------
                                                    Salvatore J. Furnari
                                                    Chief Financial Officer


                                    ATTENTION
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            Intentional misstatements or omissions of fact constitute
                          Federal Criminal Violations
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                              (See 18 U.S.C. 1001).
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